SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF): 02.558.115/0001 -21
Corporate Registry (NIRE): 33.300.276.963

NOTICE TO SHAREHOLDERS
PAYMENT OF DIVIDENDS

We hereby inform our shareholders that, pursuant to the Annual Shareholders’ Meeting of April 12, the Company will begin payment of dividends accruing from the fiscal year of 2006 on June 25, 2007, via the realization of part of the expansion reserve.

 1 – Dividends per one thousand shares:

Payments	Common Shares (ON)	Preferred Shares (PN)
Dividends	R$ 0.193484019	R$ 0.193484019

2 – MEANS OF PAYMENT (BOOK ENTRY SHARES):
2.1. Crediting of current account;
2.2. Through branches of Banco ABN AMRO Real S/A;
2.3. Directly through the Stock Exchange(s) retaining fiduciary custody of the shares.

3 – GENERAL INSTRUCTIONS:
In order to receive their dividend payments, shareholders should appear at the point of payment together with their ID (RG) and Individual Taxpayer’s ID (CPF), in the case of individual shareholders; and Corporate Taxpayer’s ID (CNPJ), Articles of Association, Company Bylaws and Minutes of the Shareholders’ Meeting electing the executive board currently in office, as well as the RG and CPF of the Company’s legal representative(s), in the case of institutional investors. Should shareholders wish to be represented by an attorney-in-fact, said representative should be accompanied by a specific power of attorney related to the dividend payments.

4 – SHAREHOLDER SERVICE LOCATIONS:
4.1. Any branch of Banco ABN AMRO Real S/A.
4.2. Additional information can be obtained from:
       Banco ABNAMRO Real S/A – Gerenciamento de Ações Escriturais
       Av. Brigadeiro Luis Antonio, 1827 – 8º. Andar -CEP- 01317-002 São Paulo – SP, E-mail: acionista@real.com.br .

In accordance with Article 287, item II of Law 6.404/76, which governs corporations, the right to receive dividend payments shall lapse after 3 (three) years as of the date on which said payments are made available to shareholders.

Rio de Janeiro, June 19, 2007.

Stefano De Angelis
Investor Relations Officer
TIM Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 21, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.